As filed with the Securities and Exchange Commission on December 5, 2019
Securities Act File No. 333-234012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[X]

Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No. 1	[X]

Paradigm Funds
(Exact Name of Registrant as Specified in Charter)

Nine Elk Street
Albany, New York 12207
(Address of Principal Executive Offices) (Zip Code)

(518) 431-3500
(Registrant's Telephone Number, including Area Code)

Robert A. Benton
Paradigm Funds
Nine Elk Street
Albany, New York 12207
(Name and Address of Agent for Service)

_____________________________________

Donald S. Mendelsohn
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, Ohio 45202

_____________________________________

Title of securities being registered: Shares of Paradigm Micro-Cap Fund

EXPLANATORY NOTE

The Joint Prospectus/Proxy Statement and Statement of Additional Information, each in the form filed on November 6, 2019 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-234012), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the tax opinion of Thompson Hine LLP.

PART C: OTHER INFORMATION Item 15: Indemnification

Reference is made to Article VI of the Registrant’s Declaration of Trust filed in Post-Effective Amendment No. 2 to the Registration Statement on October 11, 2002.

Subject to and except as otherwise provided in the Securities Act of 1933, as amended, and the 1940 Act, the Trust shall indemnify each of its past, present and future Trustees and officers (including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person") against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants' and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to Trustees, officers, controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16: Exhibits

(1)	Declaration of Trust. Amendment No. 2 to Registrant’s Declaration of Trust, previously filed in Post-Effective Amendment No. 6 on December 21, 2006 is incorporated herein by reference (File No. 333-100507); Amendment No. 1 to Registrant’s Declaration of Trust, previously filed in Post-Effective Amendment No. 2 on October 29, 2004 is incorporated herein by reference (File No. 333-100507); Declaration of Trust previously filed in the Registration Statement on October 11, 2002 is incorporated herein by reference (File No. 333-100507).

(2)	By-Laws. By-Laws of the Trust previously filed in the Registration Statement on October 29, 2004 are incorporated herein by reference (File No. 333-100507).

(3)	Not Applicable.

(4)	Plan of Reorganization. Form of Plan of Reorganization previously filed with the Registration Statement on Form N-14 on September 30, 2019 is incorporated herein by reference (File No. 333-234012).

(5)	Instruments Defining Rights of Security Holders. None other than the Declaration of Trust and By-Laws of the Trust.

(6)	Investment Advisory Contracts.

(a) Management Agreement with Paradigm Capital Management, Inc. for the Paradigm Opportunity Fund and the Paradigm Select Fund filed in Post-Effective Amendment No. 3 on February 25, 2005 is incorporated herein by reference; Management Agreement with Paradigm Funds Advisor LLC for the Paradigm Intrinsic Value Fund filed in Post-Effective Amendment No. 10 on December 21, 2007 is incorporated herein by reference; Amendment to Management Agreement with Paradigm Funds Advisor LLC for the Paradigm Opportunity Fund filed in Post- Effective Amendment No. 30 on April 25, 2018 is incorporated herein by reference (File No. 333-100507).

(7)	Underwriting Contracts. None.

(8)	Bonus or Profit Sharing Contracts. None.

(9)	Custodian Agreements.

(a) Custodial Agreement filed in Pre-Effective Amendment No. 1 on December 19, 2002 in incorporated herein by reference; Amended Appendix B of Custodial Agreement filed in Post-Effective Amendment No. 12 on April 28, 2009 is incorporated herein by reference; Amended Appendix E of Custodial Agreement filed in Post-Effective Amendment No. 15 on April 29, 2011 is incorporated herein by reference (File No. 333-100507).

(10)	12b-1 and 18f-3 Plans. None.

(11)	Legal Opinion. Opinion and consent of Thompson Hine LLP previously filed with the Registration Statement on Form N-14 on September 30, 2019 is incorporated herein by reference (File No. 333-234012).

(12)	Legal Opinion regarding Tax Matters. Legal opinion regarding tax matters is filed herewith.

(13)	None.

(14)	Consent of Cohen & Company, Ltd. previously filed with the Registration Statement on Form N-14 on September 30, 2019 is incorporated herein by reference (File No.333-234012).

(15)	Omitted Financial Statements.

(a) Annual Report of the Registrant was filed on Form N-CSR on February 27, 2019 and is incorporated by reference herein (File No. 333-100507 and 811-21233).

(b) Semi-Annual Report of the Registrant was filed on Form N-CSR on August 23, 2019 and is incorporated by reference herein (File No. 333-100507 and 811-21233).

Item 17: Undertakings

(1)	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

     As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant in the City of Albany and State of New York on the 4th day of December 2019.

PARADIGM FUNDS	By:	/s/ Robert A. Benton
Registrant		Robert A. Benton, Treasurer

     As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Candace King Weir
Candace King Weir	Trustee	December 4, 2019
President and
Principal Executive Officer

/s/ Carl A. Florio
Carl A. Florio	Trustee	December 4, 2019

/s/ Gary Greenhouse
Gary Greenhouse	Trustee	December 4, 2019

/s/ Peter H. Heerwagen
Peter H. Heerwagen	Trustee	December 4, 2019

___________________
William P. Phelan	Trustee	December 4, 2019

/s/ George M. Philip
George M. Philip	Trustee	December 4, 2019

/s/ Robert A. Benton		December 4, 2019
Robert A. Benton	Treasurer and
Chief Financial Officer /
Principal Financial Officer

EXHIBIT LIST

(12) Legal opinion regarding tax matters